Exhibit 1
Announcement Regarding Increase in Shareholding of
China United Telecommunications Corporation
in China United Telecommunications Corporation Limited
The board of directors of China Unicom Limited (the “Company”) was informed by its ultimate parent company, China United Telecommunications Corporation (“Unicom Group”), that Unicom Group has acquired 49,999,932 shares (approximately 0.23% of the total share capital) of China United Telecommunications Corporation Limited (the “A Share Company”) (the “Acquisition”). Unicom Group is the controlling shareholder of the A Share Company, which in turn is an indirect controlling shareholder of the Company.
As a result of the Acquisition, the shares held by Unicom Group in the A Share Company increased from 12,874,318,375 shares (approximately 60.74% of the total share capital) to 12,924,318,307 shares (approximately 60.97% of the total share capital). The Acquisition was made through open market purchases on the Shanghai Stock Exchange on 24 September 2008.
Unicom Group intends to continue to acquire shares of the A Share Company during the period of 12 months from the date of the Acquisition (the “Proposed Acquisition Period”) by itself or through its concert parties by way of open market purchases on the Shanghai Stock Exchange. The total number of shares acquired will not be more than 2% (including the shares acquired in the Acquisition) of the total issued share capital of the A Share Company.
Unicom Group has undertaken not to dispose of any of its shareholding in the A Share Company during the Proposed Acquisition Period and any period required by law.
This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Board comprises:

Executive Directors:	Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Li Gang and Mr. Zhang Junan

Non-Executive Directors:	Mr. Lu Jianguo and Mr. Lee Suk Hwan

Independent Non-Executive Directors:	Mr. Wu Jinglian, Mr. Shan Weijian, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming

By Order of the Board
CHINA UNICOM LIMITED
Chu Ka Yee
Company Secretary

Hong Kong, 24 September 2008

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